
RECEIVED
2004 AUG 19 P 3:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


HAECO

Our Ref.: CSA/CPA12/24

11th August 2004

BY REGISTERED MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA


04036372


SUPPL

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we enclose the following documents for your attention:

(a) Results Announcement Form;
(b) Interim Results Announcement together with Notice of Closure of Register of Members which were published today in The Standard and Hong Kong Economic Journal;
(c) The highlights announcement which was advertised in the Asian Wall Street Journal today.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

Margaret Yu
Secretary

Encls.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Bryan Ho, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

MY/LW/sn
P:\sn\haeco\20\2004 Interim\ltr_SEC US_interim results

BEST AVAILABLE COPY

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department

To: Listing Division of The Stock Exchange of Hong Kong Limited
Information Services Department of The Stock Exchange of Hong Kong Limited

From: Hong Kong Aircraft Engineering Company Limited
(Name of Company/ ~~Representative Company~~)

No. of pages: 2

Margaret YU	2840 8868	10 August 2004
(Responsible Official)	(Contact Telephone Number)	Date

Name of listed company: Hong Kong Aircraft Engineering Company Limited Stock code: 44

Year end date: 31/12/2004

Currency: HKD

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?
☐ Yes ☑ No

To be published in the newspapers
☐ Summarised results announcement ☑ Full results announcement ☐ Early adoption of new disclosure requirements *(Note IV)*

Auditors' Report *(Note V)*
☐ Qualified ☐ Modified ☐ Unqualified ☑ N/A

(FOR INTERIM RESULTS ONLY)
Interim report reviewed by
☑ Audit Committee ☐ Auditors ☐ Neither of the above

		(~~Audited~~/ Unaudited*) Current Period	(~~Audited~~/ Unaudited*) Last Corresponding Period
		from 01/01/2004	from 01/01/2003
		to 30/06/2004	to 30/06/2003
		('Million)	('Million)
Turnover *(Note I)*	:	1,003	986
Profit/(Loss) from Operations *(Note II)*	:	119	70
Finance Charges	:	(1)	-
Share of Profit / (Loss) of Associates	:	Nil	Nil
Share of Profit / (Loss) of Jointly Controlled Entities	:	153	165
Profit / (Loss) after Taxation & MI	:	232	190
% Change over Last Period	:	22 %	

*** Please delete as appropriate.**

EPS / (LPS) - Basic *(in Dollars)*	:	$1.39		$1.14
- Diluted *(in Dollars)*	:	N/A		N/A
Extraordinary ("ETD") Gain / (Loss)	:	N/A		N/A
Profit / (Loss) after ETD Items	:	232		190
~~1st Quarter~~ / Interim / ~~3rd Quarter~~ / ~~Final~~ * Dividend per Share	:	$0.32		$0.28
(specify if with other options)	:	Nil		Nil
B / C Dates for ~~1st Quarter~~ / Interim ~~/ 3rd Quarter~~ / ~~Final~~ * Dividend	:	13/09/2004	to	17/09/2004 bdi.
Payable Date	:	27/09/2004		
B / C Dates for (_____) General Meeting	:	N/A	~~to~~	~~bdi.~~
Other Distribution for Current Period *(Note III)*	:	N/A		
B / C Dates for Other Distribution	:	N/A	~~to~~	~~bdi.~~

*** Please delete as appropriate.**

For and on behalf of
Hong Kong Aircraft Engineering
Company Limited

Signature : [signature]
Printed Name : Margaret YU
Title : Company Secretary

Any description or an explanatory note *(Notes V & VI)* attached?

☐ Yes (Number of pages attached: _______)
☑ No



2004 Interim Results

HAECO

Chairman's Statement

Results

The Group's profit attributable to shareholders for the first half of 2004 was HK$232 million, a 22% increase compared with the profit of HK$190 million earned during the same period in 2003. This result reflects a return to normality after the downturn in the second quarter last year following the SARS outbreak in the region.

The contribution after tax from Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") during the period was HK$47 million (2003: HK$46 million) and from Hong Kong Aero Engine Services Limited ("HAESL") was HK$72 million (2003: HK$80 million).

Your directors have today declared an interim dividend of HK¢32 per share (2003: HK¢28) payable on 27th September 2004 to shareholders registered at the close of business on 17th September 2004. This represents an increase of 14% in dividend per share compared with last year, and will cost HK$53 million. The share register will be closed from 13th September 2004 to 17th September 2004, both dates inclusive.

Review of operations

The Company, either directly or through its jointly-controlled company in Xiamen, TAECO, has comprehensive maintenance contracts covering the fleets of Boeing and Airbus aircraft operated by the Hong Kong based airlines, Cathay Pacific Airways, Dragonair and Air Hong Kong. These contracts cover the provision of line maintenance and hangar-based maintenance as well as the overhaul of certain components. In addition, through its Hong Kong based joint venture with Rolls-Royce plc, HAESL, it provides aero engine maintenance.

Line maintenance activity was in line with expectations in the period, although any comparison with the SARS-affected first half of last year is meaningless. However, compared with 2002, the average number of aircraft handled daily between January and June has risen 12% from 191 to 214. This growth has come largely from an increase in cargo flights through Hong Kong's International Airport, and to handle this growth, the Company's facilities have been expanded. The provision of technical and non-technical line maintenance services at Hong Kong International Airport continues to be extremely price sensitive.

The airframe maintenance and modification facilities operated by the Company in Hong Kong were heavily utilised during the period with a good mix of work from both Hong Kong based carriers and third party customers. Man-hours sold in the period were 0.74 million, which represents 95% of the maximum man-hours available. This is a 1% increase compared with the corresponding period in 2003.

TAECO's usage of its three hangars this year has been good. To provide the capacity needed to handle the announced programme of Boeing 747-400 passenger aircraft to freighter conversions, and expected growth in the fleets of its major customers, TAECO has started work on building its fourth hangar, which is scheduled to open in the first quarter of 2006. Line maintenance operations in Xiamen, Shanghai and Beijing continue to run smoothly, and growth is in line with the increase in the number of flights operated by non-domestic carriers.

HAESL reported lower profits in the first half of 2004 compared to 2003, a reflection of a change in the mix of engines and the related workscopes put through its facilities, although 96 engines were completed in this period compared to 90 last year. The projected workload continues to be healthy. While Cathay Pacific is still the principal customer, about 64% of the business is derived from other regional carriers and Rolls-Royce.

Financial review

Turnover

	Note	Six months ended 30th June 2004 HK$M	2003 HK$M	Change
The Company and its subsidiary company	1	**1,003**	986	**2%**
HAESL		**1,906**	2,008	**-5%**
TAECO		**383**	348	**10%**
Other jointly controlled companies		**191**	147	**30%**
Total		**3,483**	3,489	**0%**

Notes: (1) As disclosed on the face of the profit and loss account in accordance with reporting requirements in Hong Kong.
(2) The whole of the turnover for the jointly controlled companies is included in this table.

Turnover increased 2% during the period, primarily reflecting the increased number of aircraft movements through Hong Kong International Airport.

Operating profit increased from HK$70 million to HK$119 million, reflecting the increased revenue, a decrease in insurance premiums and a decrease in contributions to the retirement benefit schemes.

The contribution before tax from jointly controlled companies, mainly TAECO and HAESL, decreased 7% from HK$165 million to HK$153 million.

Cash, cash equivalents and short term deposits, net of borrowings at 30th June 2004 were HK$199 million, compared to HK$420 million at 31st December 2003. The decrease in the period primarily reflects the payment of a special dividend that amounted to HK$166 million.

Outlook

Although various events in recent years have distorted the picture, traditionally the first half of the year has been stronger for the aircraft heavy maintenance industry in Hong Kong than the second half of the year. This is because our customers need to maximise the use of their aircraft during the summer holiday period and for shipping freight for the Christmas season. This is the case now and, consequently, utilisation of the Company's hangar facilities in the second half of the year is unlikely to be able to match that of the first half.

On the other hand, higher aircraft usage should lead to more transit checks and higher line maintenance revenue, which will at least partially offset the weakness in the heavy maintenance market.

Whilst, therefore, there is likely to be some weaknesses in certain areas during the second half of 2004, the outlook for the Company for the year as a whole is good.

David Turnbull
Chairman
Hong Kong, 10th August 2004

Hong Kong Aircraft Engineering Company Limited

Consolidated profit and loss account

for the six months ended 30th June 2004 – unaudited

	Note	Six months ended 30th June 2004 HK$M	2003 HK$M	Year ended 31st December 2003 HK$M
Turnover	2	**1,003**	986	1,987
Operating expenses:				
Staff remuneration		**(516)**	(518)	(1,045)
Cost of direct material/job expenses		**(167)**	(270)	(480)
Depreciation		**(64)**	(64)	(129)
Operating lease rentals – land & buildings		**(22)**	(26)	(50)
Auditors' remuneration		**–**	–	(1)
Changes in work in progress		**(6)**	40	1
Other operating expenses		**(109)**	(78)	(175)
Operating profit	2	**119**	70	108
Net finance charges	3	**(1)**	–	(4)
Net operating profit		**118**	70	104
Share of results of jointly controlled companies	7	**153**	165	307
Profit before taxation		**271**	235	411
Taxation	4	**(39)**	(45)	(66)
Profit attributable to shareholders		**232**	190	345
Dividends – paid/proposed				
Interim		**53**	47	47
Final		**–**	–	93
Special		**–**	–	166
		53	47	306
		HK$	HK$	HK$
Earnings per share	5	**1.39**	1.14	2.07

	2004 Interim HK$	2003 Interim HK$	Final HK$	Special HK$	Total HK$
Dividends per share	**0.32**	0.28	0.56	1.00	1.84

Consolidated balance sheet

at 30th June 2004 – unaudited

	Note	30th June 2004 HK$M	31st December 2003 HK$M
Fixed assets	6	**1,465**	1,513
Investment in jointly controlled companies	7	**1,182**	1,122
Deferred items			
Staff loans		**5**	5
Retirement benefit asset	8	**240**	196
Deferred taxation		**(157)**	(140)
		88	61
Current assets			
Stocks of aircraft parts		**34**	33
Work in progress		**64**	70
Debtors and prepayments	9	**281**	202
Amounts due from jointly controlled companies		**9**	15
Deposits maturing after three months		**12**	12
Short term deposits and bank balances		**187**	408
		587	740
Current liabilities			
Creditors and accruals	9	**254**	329
Term loan due within one year		**4**	4
Amount due to jointly controlled companies		**5**	15
		263	348
Net current assets		**324**	392
		3,059	3,088
Financed by			
Share capital	10	**166**	166
Reserves		**2,790**	2,817
Shareholders' equity		**2,956**	2,983
Minority interest		**5**	5
Long term loan		**98**	100
		3,059	3,088



SWIRE

Consolidated cash flow statement

for the six months ended 30th June 2004 – unaudited

	Six months ended 30th June		Year ended 31st December
	2004 HK$M	2003 HK$M	2003 HK$M
Operating activities			
Cash generated from operations	(14)	14	253
Interest paid	(5)	(4)	(9)
Interest received	3	5	6
Net cash (outflow)/inflow from operating activities	(16)	15	250
Investing activities			
Purchase of fixed assets	(18)	(29)	(47)
Sale of fixed assets	3	[illegible]	2
Loans advanced to jointly controlled companies	–	(11)	(11)
Loans repaid by jointly controlled companies	62	90	188
Dividends received from jointly controlled companies	9	7	33
Net decrease in short-term deposits maturing after three months	–	60	60
Net cash inflow from investing activities	56	118	225
Financing activities			
Repayment of term loan	(2)	(2)	(3)
Dividends paid to shareholders	(259)	(492)	(539)
Net cash outflow from financing activities	(261)	(494)	(542)
Decrease in cash and cash equivalents	(221)	(361)	(67)
Cash and cash equivalents at 1st January	408	475	475
Cash and cash equivalents at 30th June	187	114	408

Consolidated statement of changes in equity

for the six months ended 30th June 2004 – unaudited

	Share capital HK$M	Revenue reserve HK$M	Capital redemption reserve HK$M	Total HK$M
Total equity at 1st January	166	2,798	19	2,983
Profit attributable to shareholders	–	232	–	232
2003 final dividends paid	–	(93)	–	(93)
2003 special dividends paid	–	(166)	–	(166)
Total equity at 30th June	166	2,771	19	2,956

Notes to the Accounts

1. Basis of preparation

The interim financial statements have been prepared in accordance with the accounting principles generally accepted in Hong Kong and comply with Statements of Standard Accounting Practice ("HK SSAP") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA") and the disclosure requirements of the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). There have been no change to the principal accounting policies adopted in the 2003 annual report.

2. Segmental information

The Company is engaged in the business of maintenance, modification and repair of commercial aircraft in Hong Kong. No further business segmental information has therefore been reported.

The Group's jointly controlled companies, all of which are engaged in the same business as the Company, operate in Hong Kong and overseas. Financial summaries of the jointly controlled companies are provided under note 7.

3. Net finance charges

	Six months ended 30th June		Year ended 31st December
	2004 HK$M	2003 HK$M	2003 HK$M
Finance income	3	4	5
Interest on long term loan not wholly repayable within five years (note 11)	(4)	(4)	(9)
	(1)	–	(4)

4. Taxation

	Six months ended 30th June		Year ended 31st December
	2004 HK$M	2003 HK$M	2003 HK$M
The taxation charge comprises:			
The Company and its subsidiary company:			
Deferred taxation			
Origination of temporary differences	17	6	11
Effect of changes in tax rate	–	11	11
	17	17	22
Share of taxation attributable to jointly controlled companies:			
Hong Kong taxation	17	23	38
Overseas taxation	5	5	6
	22	28	44
	39	45	66

No provision for Hong Kong profits tax has been made for the period as the Company's assessable profit is wholly absorbed by the tax losses brought forward. Hong Kong profits tax is calculated at 17.5% (2003: 17.5%). Overseas taxation is calculated at tax rates prevailing in the respective jurisdictions.

5. Earnings per share

Earnings per share are calculated by reference to the profit attributable to shareholders for the period ended 30th June 2004 of HK$232 million (period ended 30th June 2003: HK$190 million) and to the weighted average 166,324,850 (period ended 30th June 2003: 166,324,850) ordinary shares in issue during the period.

6. Fixed assets

	Property, plant and equipment Six months ended 30th June 2004 HK$M
Net book value:	
At 31st December 2003	1,513
Additions and transfers	18
Disposals	(2)
Depreciation	(64)
At 30th June 2004	1,465

7. Jointly controlled companies

The financial results of the jointly controlled companies for the period ended 30th June 2004 are as follows:

	HAESL (Operating in Hong Kong) Six months ended 30th June		TAECO (Operating in Mainland China) Six months ended 30th June		Others Six months ended 30th June		Total Six months ended 30th June	
	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M
Turnover	1,906	2,008	383	348	191	147	2,480	2,503
Operating profit	193	231	97	107	35	33	325	371
Net finance (charges)/ income	–	(5)	1	–	(1)	(1)	–	(6)
Share of results of jointly controlled companies	2	(1)	8	(3)	–	–	10	(4)
Profit before taxation	195	225	106	104	34	32	335	361
Taxation	(34)	(47)	(10)	(11)	(6)	(3)	(50)	(61)
Profit attributable to shareholders	161	178	96	93	28	29	285	300
Dividends	–	–	–	–	(18)	(14)	(18)	(14)
Surplus retained for the period	161	178	96	93	10	15	267	286
Funds employed:								
Long-term assets	848	800	825	844	179	155	1,852	1,799
Current assets	1,225	1,083	329	260	184	159	1,738	1,502
	2,073	1,883	1,154	1,104	363	314	3,590	3,301
Less: current liabilities	(649)	(533)	(88)	(88)	(163)	(144)	(900)	(765)
	1,424	1,350	1,066	1,016	200	170	2,690	2,536
Financed by:								
Shareholders' equity and loans	1,344	1,284	1,052	1,002	167	155	2,563	2,441
Long-term liabilities	80	66	14	14	33	15	127	95
	1,424	1,350	1,066	1,016	200	170	2,690	2,536
Group's % shareholding in the period	45.0%	45.0%	49.6%	49.6%				
Group's attributable pre-tax profits	87	101	52	51	14	13	153	165
Less: share of taxation thereon	(15)	(21)	(5)	(5)	(2)	(2)	(22)	(28)
Group's share of profit attributable to shareholders	72	80	47	46	12	11	131	137
Group's share of funds employed at 30th June	605	578	521	493	56	48	1,182	1,119

8. Retirement benefit asset

Movement in the asset recognised in the balance sheet:

	Six months ended 30th June 2004		
	Local scheme HK$M	Expatriate scheme HK$M	Total HK$M
At 31st December 2003	158	38	196
Total expense charged	(27)	(1)	(28)
Contributions paid	70	2	72
At 30th June 2004	201	39	240

Notes to the Accounts *(continued)*

9. Debtors and creditors – credit risks and ageing analysis

The credit terms given to customers vary and are generally based on their individual financial strengths. Credit evaluations of debtors are performed periodically to minimise any credit risk associated with receivables.

As at 30th June 2004, 99% of debtors (98% as at 31st December 2003) and 92% of creditors (98% as at 31st December 2003) were aged under six months.

10. Share capital

During the period under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or any of its subsidiary company on the Stock Exchange. As at 30th June 2004, 166,324,850 shares were in issue (31st December 2003: 166,324,850 shares).

11. Long-term loan

	30th June 2004 HK$M	31st December 2003 HK$M
Maturity profile:		
Repayable within one year	4	4
Repayable between one and two years	4	4
Repayable between two and five years	15	15
Repayable after five years	79	81
	102	104
Amount due within one year included under current liabilities	(4)	(4)
	98	100

	HK$M
At 31st December 2003	104
Repayment during the period	(2)
At 30th June 2004	102

The loan is provided by a subsidiary of Cathay Pacific Airways Limited, is unsecured, interest bearing at 8.35% per annum and is repayable by equal semi-annual instalments to June 2018.

12. Related party transactions

In addition to those disclosed elsewhere in the interim report, material transactions between the Group and related parties which were conducted on normal commercial terms in the ordinary and usual course of business are listed below:

		Jointly controlled companies		Other related parties		Total	
		Six months ended 30th June		Six months ended 30th June		Six months ended 30th June	
	Note	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M
Revenue from the provision of services	(a)	92	127	567	495	659	622
Purchase of services	(b)	2	–	20	31	22	31

Note:

(a) Revenue from the provision of services to jointly controlled companies comprised mainly services to HAESL and TAECO. Services provided to HAESL included engine component repairs charged at normal commercial rates and the provision of certain administrative services charged at cost based on the agreement with Rolls-Royce plc concerning the formation of HAESL. Services provided to TAECO related principally to charges at commercial rates covering the stationing of a working team of 145 people on average in TAECO and management services. Services provided to other jointly controlled companies included component and other operational support charged at normal commercial rates.

Revenue from the provision of services to other related parties comprised maintenance charges for the Cathay Pacific Airways, Dragonair and Air Hong Kong fleets as well as logistic support and storage charges for Cathay Pacific Airways Limited.

(b) Purchases of services from jointly controlled companies comprised mainly overhaul charges for work carried out on aircraft components by HAESL.

	Six months ended 30th June 2004 HK$M	2003 HK$M
Purchases of services from other related parties comprised:		
Spares purchased from Cathay Pacific Airways Limited	9	20
Property insurance placed through SPACIOM, a captive insurance company wholly owned by Swire Pacific Limited	2	1
Services fee payable to John Swire & Sons (H.K.) Limited	3	2
Reimbursement, at cost, of expenses incurred, payable to John Swire & Sons (H.K.) Limited	6	8
	20	31

With the exception of the insurance premium payable to SPACIOM as described in note (b), none of the above related party transactions constitute a discloseable connected transaction as defined in the Listing Rules.

13. Subsequent event

SIA Engineering Company Pte Limited has agreed to sell back to the Company its remaining 5% shareholding in TAECO. The transaction is expected to be completed by the end of September 2004.

INFORMATION PROVIDED IN ACCORDANCE WITH THE LISTING RULES

Results for the six months ended 30th June 2004 – unaudited

The results have been reviewed by the Audit Committee of the Company.

Interim dividend

An interim dividend of HK¢32 (2003: HK¢28) per share has today been declared and it is expected that this will be paid on 27th September 2004 to shareholders registered at the close of business on 17th September 2004. The share register will be closed from 13th September 2004 to 17th September 2004, both dates inclusive.

Share capital

During the period under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary company.

Corporate governance

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The Company has adopted a code of conduct regarding Directors' securities transactions (the "Securities Code") on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers set out in the Listing Rules.

All Directors have complied with the required standard set out in the Model Code and its Securities Code.

Disclosure of interests

Directors' interests

At 30th June 2004, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that the following Directors held beneficial interests in the shares of Hong Kong Aircraft Engineering Company Limited:

	Personal	Other	Total	Percentage of Issued Capital (%)
Dr The Hon Michael Kadoorie (alternate Director)	–	3,782,886*	3,782,886	2.27
Dinty Dickson Leach	112,000	–	112,000	0.07

** Dr The Hon Michael Kadoorie is a beneficiary of discretionary trusts which hold these shares.*

Other than as stated above, no Directors or Chief Executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Substantial shareholders' interests

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 30th June 2004 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders (as defined in the Listing Rules), all being beneficial interests:

	Number of shares	Percentage of issued capital (%)	Remarks
John Swire & Sons Limited	99,649,103	59.91	
Swire Pacific Limited	99,649,103	59.91)	Duplication of John Swire & Sons
Cathay Pacific Airways Limited	45,649,686	27.45)	Limited's holding (See Note)

Note: At 30th June 2004, the John Swire & Sons Limited group owned directly or indirectly interests in shares of Swire Pacific Limited representing 29.47% of the issued share capital and 52.87% of the voting rights; Swire Pacific Limited in turn controlled 46.5% of Cathay Pacific Airways Limited.

Other interests

In addition, at 30th June 2004 the register of interests in shares and short positions maintained under Section 336 of the SFO showed the following interest in the shares of the Company held in the capacity of investment manager:

	Number of shares	Percentage of issued capital (%)
Marathon Asset Management Limited	14,985,730	9.01

Webwite: http://www.haeco.com



港機工程

二零零四年中期業績

按上市規則所需提供資料

截至二零零四年六月三十日止六個月未經審核業績

本公司之審核委員會已審閱本賬目。

中期股息

董事局業於本日宣佈派發中期股息每股港幣三十二仙（二零零三年為港幣二十八仙），並預期股息將於二零零四年九月二十七日派發予於二零零四年九月十七日辦公時間結束時已名列股東名冊內之股東。股票過戶手續將於二零零四年九月十三日至二零零四年九月十七日（包括首尾兩天）暫停辦理。

股本

在本期間內，本公司或其任何附屬公司並無購回、出售或贖回本公司之股份。

公司管治

本公司並無任何董事知悉任何資料足以合理地指出本公司在中期報告所包括之會計期間之任何時間內，概無或曾無遵守香港聯合交易所有限公司證券上市規則（「上市規則」）內之最佳應用守則。

網址：http://www.haeco.com

公司管治（續）

本公司已採納一套比上市規則所開列之《上市發行人董事進行證券交易的標準守則》所訂標準更高之董事證券交易守則（「證券守則」）。

所有董事均已遵守標準守則及其證券守則所訂之標準。

披露權益

董事權益

於二零零四年六月三十日，根據證券及期貨條例第三百五十二條須設立之名冊內所登記，以下董事在香港飛機工程有限公司之股份中持有實益：

	個人	其他	總計	已發行股本百分比 (%)
米高嘉道理博士（代董事）	-	3,782,886*	3,782,886	2.27
李德信	112,000	-	112,000	0.07

*米高嘉道理博士是持有此等股份之全權信託之受益人。

除上述外，本公司之董事或最高行政人員並無於本公司或其任何相聯法團之股份或相關股份及債券，實益或非實益擁有任何權益或淡倉（定義見於證券及期貨條例第XV部）。

太古

主要股東權益

根據證券及期貨條例第三百三十六條設立之股份及淡倉權益名冊顯示，於二零零四年六月三十日，本公司已獲通知主要股東（按上市規則定義）持有本公司股份以下權益，全部均為實益：

	股份數目	已發行股本百分比 (%)，附註
英國太古集團有限公司	99,649,103	59.91
太古股份有限公司	99,649,103	59.91 ）與英國太古集團有限公司
國泰航空有限公司	45,649,686	27.45 ）之持股量重複（見附註）

附註：於二零零四年六月三十日，英國太古集團直接或間接擁有之太古股份有限公司股份權益，為百分之二十九點四七已發行股本及百分之五十二點八七投票權；太古股份有限公司則持有國泰航空有限公司百分之四十六點五控股權。

其他權益

此外，於二零零四年六月三十日，根據證券及期貨條例第三百三十六條設立之股份及淡倉權益名冊顯示，以投資經理人身份持有之本公司股份權益如下：

	股份數目	已發行股本百分比 (%)
Marathon Asset Management Limited	14,985,730	9.01

港機工程

二零零四年中期業績

綜合損益賬

截至二零零四年六月三十日止六個月 — 未經審核

	附註	截至六月三十日止六個月 二零零四年 港幣百萬元	截至六月三十日止六個月 二零零三年 港幣百萬元	截至十二月三十一日止年度 二零零三年 港幣百萬元
營業總額	2	1,003	986	1,987
營業開支				
職員薪酬		(518)	(518)	(1,045)
直接材料費用／工作開支		(167)	(270)	(480)
折舊		(64)	(64)	(129)
營業租賃租金 — 土地及樓宇		(22)	(26)	(50)
核數師酬金				(1)
未完工程變動		(6)	40	
其他營業開支		(109)	(78)	(175)
營業溢利	2	119	70	108
財務支出淨額	3	(1)		(4)
營業淨溢利		118	70	104
應佔共控公司業績	7	153	165	307
除稅前溢利		271	235	411
稅項	4	(39)	(45)	(66)
股東應佔溢利		232	190	345
股息 — 已付／擬派				
中期		53	47	47
末期				93
特別				166
		53	47	306
		港元	港元	港元
每股盈利	5	1.39	1.14	2.07

	二零零四年 中期 港元	二零零三年 中期 港元	二零零三年 末期 港元	二零零三年 特別 港元	二零零三年 合共 港元
每股股息	0.32	0.28	0.56	1.00	1.84

綜合資產負債表

二零零四年六月三十日結算 — 未經審核

	附註	二零零四年六月三十日 港幣百萬元	二零零三年十二月三十一日 港幣百萬元
固定資產	6	1,465	1,513
在共控公司之投資	7	1,182	1,122
遞延項目			
職員借款		5	5
退休金資產	8	240	196
遞延稅項		(157)	(140)
		88	61
流動資產			
飛機零件存貨		34	33
未完工程		64	70
應收及預付賬項	9	281	202

主席報告書

業績

本集團於二零零四年上半年之股東應佔溢利為港幣二億三千二百萬元，與二零零三年同期所得之溢利港幣一億九千萬元相比增加百分之二十二。此業績反映去年第二季因區內爆發非典型肺炎疫潮而出現之逆轉已回復正常。

本期內來自廈門太古飛機工程有限公司(「廈門太古飛機工程公司」)之除稅後盈利貢獻為港幣四千七百萬元(二零零三年為港幣四千六百萬元)，來自香港航空發動機維修服務有限公司(「香港航空發動機維修服務公司」)之除稅後盈利貢獻則為港幣七千二百萬元(二零零三年為港幣八千萬元)。

董事局業於本日宣佈派發中期股息每股港幣三十二仙(二零零三年為港幣二十八仙)，並定於二零零四年九月二十七日派發予於二零零四年九月十七日辦公時間結束時已名列股東名冊內之股東。每股股息與去年相比增加百分之十四，股息總額將為港幣五千三百萬元。股票過戶手續將於二零零四年九月十三日至二零零四年九月十七日(包括首尾兩天)暫停辦理。

業務回顧

本公司直接或透過在廈門之共控公司廈門太古飛機工程公司獲得以香港為基地之國泰航空公司、港龍航空公司及華民航空公司營運之波音及空中巴士機隊之全面維修合約。此等合約包括提供外勤維修與機庫維修，以及若干部件之大修服務。此外，本公司透過與勞斯萊斯公司在香港合資成立之香港航空發動機維修服務公司，提供航空發動機維修服務。

本期之外勤維修工程量與預期相若，但如與去年受非典型肺炎疫潮影響之上半年作出比較意義不大。然而與二零零二年相比，一月至六月期間平均每日處理飛機數目上升百分之十二，由一百九十一架增加至二百一十四架。此增長主要由於進出香港國際機場之貨機增加，而為應付此增長，本公司已擴充了設施。在香港國際機場提供技術性及非技術性外勤維修服務，其價格仍極易受市場波動影響。

本公司在香港運作之飛機機架維修及改裝工程設施使用量在期內維持高水平，工程分別來自以香港為基地之航空公司及第三方客戶。本期售出之工時為七十四萬小時，佔最高可用工時百分之九十五。此數字與二零零三年同期比較增加百分之一。

本年廈門太古飛機工程公司三個機庫之使用量均良好。為應付波音公司已公佈將波音747-400型客機改裝為貨機之計劃，以及預期其主要客戶機隊擴充，廈門太古飛機工程公司已動工興建第四個機庫，以提供所需設施，預期於二零零六年第一季啟用。廈門、上海及北京之外勤維修工程繼續運作良好，而增長與非內陸航空公司運作之航班數目增加相應。

雖然本期內香港航空發動機維修服務公司處理之發動機為九十六台，而去年則為九十台，但其於二零零四年上半年錄得之溢利較二零零三年為低，反映其設施所處理之發動機類型及相關之工程範圍有所改變。預計工程量將保持穩健。儘管國泰航空公司仍為其主要客戶，但約百分之六十四之業務乃來自其他地區航空公司及勞斯萊斯公司。

財務回顧

營業總額

	附註	截至六月三十日止六個月 二零零四年 港幣百萬元	截至六月三十日止六個月 二零零三年 港幣百萬元	變幅
本公司及其附屬公司	1	1,003	986	2%
香港航空發動機維修服務公司		1,906	2,008	-5%
廈門太古飛機工程公司		383	348	10%
其他共控公司		191	147	30%
總計		3,483	3,489	0%

附註：(1) 如按香港年報規定於損益賬內所披露。
(2) 共控公司營業總額全數包括在本表內。

營業總額在本期內上升百分之二，主要反映進出香港國際機場之航班數目有所增加。

營業溢利由港幣七千萬元增加至港幣一億一千九百萬元，反映收益增加、保險費減少，以及退休福利計劃供款減少。

主要來自廈門太古飛機工程公司及香港航空發動機維修服務公司之共控公司除稅前業績貢獻由港幣一億六千五百萬元減少至港幣一億五千三百萬元，減幅為百分之七。

二零零四年六月三十日結算之現金、現金等價物及短期存款，以及借款淨額為港幣一億九千九百萬元，而二零零三年十二月三十一日結算則為港幣四億二千萬元。本期數字下降，主要由於派發了特別股息總額達港幣一億六千六百萬元所致。

展望未來

儘管近年間發生種種事件令狀況有別，但傳統而言，香港飛機大規模維修業在上半年之業務一般比下半年強勁。這是因為我們之客戶需要在暑假期間充分使用航機，並用以運載聖誕節之貨物。今年之情況正如是，因此本公司下半年之機庫設施使用情況應未能達到上半年之水平。

另一方面，航機使用率較高，應可帶來較多過境檢修工程及較高之外勤維修收益，因而至少可部分抵銷大規模維修市場疲弱之情況。

雖然二零零四年下半年間某些方面之表現將因此可能較弱，但本公司本年整體之展望是良好的。

主席
唐寶麟
香港，二零零四年八月十日

香港飛機工程有限公司

賬目附註

1. **編製原則**
此等中期財務報表乃按照香港公認之會計政策編製，並符合香港會計師公會頒佈之會計實務準則第二十五號「中期財務報告」及香港聯合交易所有限公司(「香港聯合交易所」)上市規則之披露要求。二零零三年報告書採用之主要會計政策並無改變。

2. **分項資料**
本公司於香港從事商用飛機維修、改裝及修理業務，因此並無報告進一步之業務分項資料。
本集團之共控公司全皆從事與本公司相同之業務，於香港及海外營運。共控公司之財務摘要於附註7列述。

3. **財務支出淨額**

	截至六月三十日止六個月 二零零四年 港幣百萬元	截至六月三十日止六個月 二零零三年 港幣百萬元	截至十二月三十一日止年度 二零零三年 港幣百萬元
財務收入	3	4	5
毋須於五年內全部清還之長期借款利息 (附註11)	(4)	(4)	(9)

8. **退休金資產**
已於資產負債表中確認之資產變動：

	截至二零零四年六月三十日止六個月 本地僱員計劃 港幣百萬元	截至二零零四年六月三十日止六個月 海外僱員計劃 港幣百萬元	截至二零零四年六月三十日止六個月 總計 港幣百萬元
二零零三年十二月三十一日結算	158	38	196
已記賬之總開支	(27)	(1)	(28)
已付供款	70	2	72
二零零四年六月三十日結算	201	39	240

9. **應收及應付賬項 — 信貸風險及賬齡分析**
給予客戶之信貸條件不盡相同，一般乃根據其個別之財政能力而定。為應收賬項定期進行信貸評估以減低任何與應收款項有關之信貸風險。

應付共控公司款項	5	15
	263	348
流動資產淨值	324	392
	3,059	3,088
資本來源		
股本	166	166
儲備	2,790	2,817
股東股權	2,956	2,983
少數股東權益	5	[illegible]
長期借款	98	100
	3,059	3,088

綜合現金流量表

截至二零零四年六月三十日止六個月—未經審核

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零三年 港幣百萬元
營運業務			
營業產生之現金	(14)	14	253
已付利息	(5)	(4)	(9)
已收利息	3	5	6
營業現金(流出)/流入淨額	(16)	15	260
投資業務			
購買固定資產	(18)	(29)	(47)
出售固定資產	3	1	2
予共控公司借款	–	(11)	(11)
共控公司償還借款	62	90	188
已收共控公司之股息	9	7	33
逾三個月定期之短期存款減少淨額	–	60	60
投資業務之現金流入淨額	58	118	225
融資業務			
償還長期借款	(2)	(2)	(3)
已付予股東之股息	(259)	(492)	(539)
融資業務之現金流出淨額	(261)	(494)	(542)
現金及現金等價物減少	(221)	(361)	(67)
一月一日結算之現金及現金等價物	408	475	475
六月三十日結算之現金及現金等價物	187	114	408

綜合股權變動表

截至二零零四年六月三十日止六個月—未經審核

	股本 港幣百萬元	收益儲備 港幣百萬元	資本贖回儲備 港幣百萬元	總計 港幣百萬元
一月一日結算之股權總計	166	2,798	19	2,983
股東應佔溢利		232		232
已付之二零零三年末期股息		(93)		(93)
已付之二零零三年特別股息		(166)		(166)
六月三十日結算之股權總計	166	2,771	19	2,956

本公司及其附屬公司：			
遞延稅項			
暫時差異產生	17	6	11
稅率變動之影響	–	11	11
	17	17	22
應佔共控公司稅項：			
香港稅項	17	23	38
海外稅項	5	5	6
	22	28	44
	39	45	66

本期並無為香港利得稅作出準備，因本公司之應課稅溢利已全部為前期稅項虧損所吸收。香港利得稅乃按稅率百分之十七點五計算(二零零三年為百分之十七點五)。海外稅項乃按各司法管轄區所採用之稅率計算。

5. 每股盈利

每股盈利乃根據截至二零零四年六月三十日止期間之股東應佔溢利港幣二億三千二百萬元(二零零三年六月三十日止期間為港幣一億九千萬元)及於該期間內已發行之加權平均股份166,324,850股(二零零三年六月三十日止期間為166,324,850股)普通股計算。

6. 固定資產

	物業、廠房及設備 截至二零零四年六月三十日止六個月 港幣百萬元
賬面淨值：	
二零零三年十二月三十一日結算	1,513
增置及轉撥	18
出售	(2)
折舊	(64)
二零零四年六月三十日結算	1,465

7. 共控公司

截至二零零四年六月三十日止期間，共控公司之財務業績如下：

	香港航空發動機維修服務公司(於香港營運)		廈門太古飛機工程公司(於中國內地營運)		其他		總計	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零四年 港幣百萬元	二零零三年 港幣百萬元
營業總額	1,906	2,008	383	348	191	147	2,480	2,503
營業溢利	193	231	97	107	35	33	325	371
財務(支出)/收入淨額	–	(5)	1	–	(1)	(1)	–	(6)
應佔共控公司業績	2	(1)	8	(3)	–	–	10	(4)
除稅前溢利	195	225	106	104	34	32	335	361
稅項	(34)	(47)	(10)	(11)	(6)	(3)	(50)	(61)
股東應佔溢利	161	178	96	93	28	29	285	300
股息	–	–	–	–	(18)	(14)	(18)	(14)
本期保留盈餘	161	178	96	93	10	15	267	286
資金運用：								
長期資產	848	800	825	844	179	155	1,852	1,799
流動資產	1,225	1,083	329	260	184	159	1,738	1,502
	2,073	1,883	1,154	1,104	363	314	3,590	3,301
減：流動負債	(649)	(533)	(88)	(88)	(163)	(144)	(900)	(765)
	1,424	1,350	1,066	1,016	200	170	2,690	2,536
資本來源：								
股東股權及借款	1,344	1,284	1,052	1,002	167	155	2,563	2,441
長期負債	80	66	14	14	33	15	127	95
	1,424	1,350	1,066	1,016	200	170	2,690	2,536
集團於本期內之權益百分率	45.0%	45.0%	49.6%	49.6%				
集團應佔除稅前溢利	87	101	52	51	14	13	153	165
減：其應佔之稅項	(15)	(21)	(5)	(5)	(2)	(2)	(22)	(28)
集團應佔股東溢利	72	80	47	46	12	11	131	137
六月三十日結算集團應佔資金運用	605	578	521	493	56	48	1,182	1,119

二零零四年六月三十日結算，已發行股份數目為166,324,850股(二零零三年十二月三十一日為166,324,850股)。

11. 長期借款

	二零零四年六月三十日 港幣百萬元	二零零三年十二月三十一日 港幣百萬元
還款期限：		
於一年內償還	4	4
於一年至兩年內償還	4	4
於兩年至五年內償還	15	15
於五年後償還	79	81
	102	104
列入流動負債項下須於一年內償還款項	(4)	(4)
	98	100

	港幣百萬元
二零零三年十二月三十一日結算	104
於本期內償還	(2)
二零零四年六月三十日結算	102

該項借款由國泰航空有限公司一家附屬公司提供，並無抵押，年利率為百分之八點三五，至二零一八年六月以相同之半年期款額償還。

12. 有關連人士交易

除在本中期報告內其他章節披露之該等交易外，本集團與有關連人士按照一般商業條件以及正常業務程序下進行之重大交易列載如下：

	附註	共控公司 截至六月三十日止六個月		其他有關連人士 截至六月三十日止六個月		總計 截至六月三十日止六個月	
		二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零四年 港幣百萬元	二零零三年 港幣百萬元
提供服務所得之收入	(a)	92	127	567	495	659	622
購買服務	(b)	2	–	20	31	22	31

附註：

(a) 向共控公司提供服務所得之收入主要包括為香港航空發動機維修服務公司及廈門太古飛機工程公司提供之服務。為香港航空發動機維修服務公司提供之服務包括按一般商業價格收費之發動機部件修理，及根據與勞斯萊斯公司就成立香港航空發動機維修服務公司所訂之協議按成本收費提供之若干行政服務。為廈門太古飛機工程公司提供之服務主要為在廈門太古飛機工程公司派駐一個平均約一百四十五人之工作小組按商業價格收取之費用及管理服務費。向其他共控公司提供之服務包括按一般商業價格收費之部件及其他運作支援。

向其他有關連人士提供服務所得之收入包括向國泰航空、港龍航空及華民航空機隊收取之維修費，以及向國泰航空有限公司收取之後勤支援及儲存開支。

(b) 自共控公司購買服務主要包括向香港航空發動機維修服務公司支付之飛機部件大修費用。

	截至六月三十日止六個月 二零零四年 港幣百萬元	截至六月三十日止六個月 二零零三年 港幣百萬元
向其他有關連人士購買之服務包括：		
向國泰航空有限公司購買備件	9	20
向一家由太古股份有限公司全資擁有之專屬自保保險公司SPACIOM投保之財產保險	2	1
向香港太古集團有限公司支付之服務費	3	2
向香港太古集團有限公司支付之按成本代支費用	6	8
	20	31

除於附註(b)所述向SPACIOM支付之保險費外，上述有關連人士交易並不構成上市規則所界定之須予披露關連交易。

13. 期後事件

新航工程有限公司已同意將其餘下持有之廈門太古飛機工程公司百分之五股份售回本公司。此項交易預期於二零零四年九月底前完成。


HAECO

NOTICE

Closure of Register of Members

Notice is hereby given that the Register of Members of Hong Kong Aircraft Engineering Company Limited will be closed from 13th September 2004 to 17th September 2004, both dates inclusive.

By Order of the Board
Margaret Yu (Mrs)
Company Secretary
Hong Kong, 10th August 2004

Hong Kong Aircraft Engineering Company Limited

SWIRE


港機工程

通　告

暫停辦理股票過戶

香港飛機工程有限公司將於二零零四年九月十三日至二零零四年九月十七日（包括首尾兩天）暫停辦理股票過戶手續。

承董事局命
公司秘書
余陳秀梅
香港，二零零四年八月十日

香港飛機工程有限公司

太古

THE ASIAN WALL STREET JOURNAL.

DOW JONES VOL. XXVIII NO. 242 WEDNESDAY, AUGUST 11, 2004 PUBLISHED IN HONG KONG WSJ.com


HAECO

2004 Interim Results – Highlights

Results – unaudited

	Six months ended 30th June		Year ended 31st December
	2004 HK$M	2003 HK$M	2003 HK$M
Turnover	1,003	986	1,987
Operating expenses:			
Staff remuneration	(516)	(518)	(1,045)
Cost of direct material/job expenses	(167)	(270)	(480)
Depreciation	(64)	(64)	(129)
Operating lease rentals – land & buildings	(22)	(26)	(50)
Auditors' remuneration	–	–	(1)
Changes in work in progress	(6)	40	1
Other operating expenses	(109)	(78)	(175)
Operating profit	119	70	108
Net finance charges	(1)	–	(4)
Net operating profit	118	70	104
Share of results of jointly controlled companies	153	165	307
Profit before taxation	271	235	411
Taxation	(39)	(45)	(66)
Profit attributable to shareholders	232	190	345
Dividends – paid/proposed			
Interim	53	47	47
Final	–	–	93
Special	–	–	166
	53	47	306
Earnings per share	HK$1.39	HK$1.14	HK$2.07

	2004	2003			
	Interim	Interim	Final	Special	Total
Dividends per share	HK$0.32	HK$0.28	HK$0.56	HK$1.00	HK$1.84

Outlook

Although various events in recent years have distorted the picture, traditionally the first half of the year has been stronger for the aircraft heavy maintenance industry in Hong Kong than the second half of the year. This is because our customers need to maximise the use of their aircraft during the summer holiday period and for shipping freight for the Christmas season. This is the case now and, consequently, utilisation of the Company's hangar facilities in the second half of the year is unlikely to be able to match that of the first half.

On the other hand, higher aircraft usage should lead to more transit checks and higher line maintenance revenue, which will at least partially offset the weakness in the heavy maintenance market.

Whilst, therefore, there is likely to be some weaknesses in certain areas during the second half of 2004, the outlook for the Company for the year as a whole is good.

The interim dividend will be paid on 27th September 2004 to shareholders registered at the close of business on 17th September 2004. The share register will be closed from 13th September 2004 to 17th September 2004, both dates inclusive.

David Turnbull
Chairman
Hong Kong, 10th August 2004

Hong Kong Aircraft Engineering Company Limited

Website: http://www.haeco.com